SAVE THE EARTH SACRIFICE NOTHING™

GREEN EARTH TECHNOLOGIES, INC.
3 Stamford Landing • Stamford, CT 06902 • Phone: 877.GET.GRN1 • Fax: 877.GET.FAX3

November 25, 2009

Pamela A. Long
Assistant Director
Division of Corporation Finance
Mail Stop 4631
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:

Green Earth Technologies, Inc.
Registration Statement on Form 10
Filed October 6, 2009
File No. 0-53797

Dear Ms. Long:

              We submit this response to your letter dated November 2, 2009. This letter is being filed electronically through the EDGAR system as an adjunct to Amendment No. 1 to the above-referenced Registration Statement. In addition, we are sending you by overnight courier a copy of Amendment No. 1 marked to show changed from the original Registration Statement as well as a hard copy of this letter.

              Our responses are keyed to your comments in the order in which they appear in your letter of comments. In order to facilitate your review, we have incorporated your comments in bold into this response letter.

General

1.           Please note that the Form 10 will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. If you do not withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

We note your comment. We hope to address all of the Staff’s comments prior to the Form 10’s automatic effectiveness.

Item 1, Business, page 3

2.           The disclosure throughout this section assumes that the reader has a good understanding of your industry and the related terminology. In many instances, the disclosure uses terms that are specific to your industry for which no definition is provided. Please review this section and revise with a view towards clearly explaining your business and the related industry terms to a reader who is not familiar with your industry.

We included a glossary of terms relative to our industry in our Amendment No. 1 to Form 10. (See pages iii-v.)

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

3.          Please review the disclosure throughout this section and ensure that you identify the source(s) for the industry and scientific data you provide. In this regard, we note that you have provided numerous factual statements, but you do not always indicate whether the source of this information is management’s belief, industry data, scientific reports, general articles, or any other source. For example, and without limitation, we note the disclosure under “Market” beginning on page 5, “industry Overview” beginning on page 6, and “Distribution” beginning on page 8. If this information is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources, please provide us with copies of these sources. Please also disclose in your filing the date of these sources. Finally, please tell us whether this information represents the most recently available data. If so, please state the basis for your belief that the data remains reliable. To expedite our review, please clearly mark each source to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. Please also tell us whether the source is publicly available at nominal or no cost.

We have revised the disclosure in the Business section of Amendment No. 1 to Form 10 to reference the relevant sources, dates of the sources and bases for management’s belief, where applicable. The referenced sources represent the most recent data available to us. The sources we reference are available to the public for fees ranging from $39 to $450. We will provide you with hard copies of the sources supplementally.

4.          Disclosure in this section and elsewhere in the filing indicate that you intend to launch several new products. Please discuss the status of these new products and include a timetable for the implementation for each product. Please refer to Item 101(h)(4)(iii) of Regulation S-K.

We included the following disclosure at the end of the Products section of our Amendment No. 1 to Form 10 (see pages 7-8):

We have completed development of the following new products and intend to bring them to market by the end of calendar year 2009: G-FUEL™ Fuel Stabilizer, G-FUEL™ Charcoal Lighter Fluid and G-CLEAN™ Grill and Surface Cleaner. We are currently developing G-OIL™ Marine TC-3W engine oil and G-MARINE™ boat care products and anticipate introducing them by the end of our 3rd quarter 2010.

5.          Please disclose the information required by Items 101(h)(4)(vi), (x) and (xi) of Regulation S-K or advise us as to why disclosure is not required.

We added the following disclosures in our Amendment No. 1 to Form 10:

A significant portion of our sales is derived from a limited number of customers. For the fiscal year ended June 30, 2009, approximately 96% of our sales were from two customers, TTI and Ace Hardware Corp. For the fiscal year ended June 30 2008, approximately 62% of our sales were from one customer, Target Corporation. For the three months ended September 30, 2009, approximately 88% of our sales were from two customers, TTI and Ace Hardware Corp. For the three months ended September 30, 2008, approximately 86% of our sales were from one customer, TTI. (Customers, see page 12.)

Our research and development activities are performed for the most part by our two principal suppliers, Bio Tec Fuel and Chemical, LLC and Inventek Collodial Cleaners, LLC. We also have two full-time

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

employees devoted to research and development efforts, which included submitting our independent test results to industry certification organizations. During the fiscal years ended June 30, 2008 and 2009, we incurred expenses in the amount of $590,000 and $2,189,000, respectively, for development, release and testing of our products. During the three months ended September 30, 2008 and 2009, we incurred expenses in the amount of $307,000 and $68,000, respectively, for development, release and testing of our products. The costs of our research and development activities are not borne directly by our customers. (Research and Development, see page 12.)

In addition, our two principal suppliers, Bio Tec and Inventek, must independently adhere to the rules and regulations of their respective state’s Department of Environmental Quality. The costs of compliance with any applicable environmental laws are borne by our suppliers. (Governmental and Environmental Regulations, see page 18.)

History, page 3

6.          Please clarify your incorporator(s). In this regard, we note that it would appear you were incorporated by the Nevada corporation to effect the re-domestication merger.

Our certificate of incorporation was signed on behalf of The Company Corporation as incorporator. We do not know if The Company Corporation acted on behalf of the Nevada Corporation or Mathew Zuckerman, who is no longer employed by us and is not cooperative. Since we do not have full knowledge of the facts, we deemed it inappropriate to disclose this information in our Form 10.

7.          We note the disclosure in the first paragraph that the proposed merger with the Nevada corporation was not consummated. Please describe in greater detail the background of the failed merger. In addition, as it appears you had intended to engage in the same business as the Nevada corporation, please explain how your business developed following the failed merger and developed into the business described in the following subsections, specifically explaining how and whether the business of the Nevada corporation was transferred. Finally, please disclose your potential liability, if any, as a result failed merger, and other ramifications to you and your security holders.

We revised the History section of our Amendment No. 1 to Form 10 to incorporate the following information (see page 5):

Subsequent to the filing of the Certificate of Merger, our legal counsel determined that the purported merger had not been properly approved under Section 252 of the Delaware General Corporation Law, which requires: (i) that the board of directors of each corporation adopt a resolution approving an agreement of merger and declaring its advisability; (ii) that such agreement be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting upon the agreement and (iii) that the agreement be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. Our legal counsel determined that we had not received the required board and shareholder approval to effect the merger.

In July 2007, Mathew Zuckeman assigned eight patent applications to us in exchange for 12,000,000 shares of our common stock. Our business is distinct from that of the Nevada Corporation and is derived solely from our own technology that we have developed since our incorporation.

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

We do not believe that we have any liabilities as a result of the null and void merger, as we took no action to recover the shares of our common stock effectively issued in the purported merger. Further, we do not believe there are other ramifications to us or our stockholders as a result of our actions.

8.          Please discuss your merger with the MiNetworks Group.

We revised the History section of our Amendment No. 1 to Form 10 to incorporate the following information (see page 5):

In April 2007, the shareholders of the Nevada Corporation had completed a share exchange with MiNetwork Group Inc. (“MiNetwork”), whereby all of the shares of the Nevada Corporation were exchanged for shares in MiNetwork. As a result, the shareholders of the Nevada Corporation controlled MiNetwork and changed its name to Green Earth Technologies, Inc.

In addition, please see our response to Comment 54.

9.          We note the disclosure in the second paragraph. Please explain when and how you became quoted on the pink sheets.

We revised the History section of our Amendment No. 1 to Form 10 to incorporate the following information (see page 5):

At the time of the share exchange between GET Nevada and MiNetworks Group Inc., the stock of MiNetworks was quoted on the Pink Sheets. After the purported merger between GET Nevada and GET Delaware in August 2007, our stock was quoted on the Pink Sheets. Though the merger was subsequently cancelled, we deemed it in our best interests and those of our shareholders for our stock to continue to be quoted on the Pink Sheets.

Products, page 3

10.          The descriptions of your products in this section provide generous assertions of the capabilities of your products without providing support for those capabilities. Please revise to explain the basis for these assertions.

The assertions we make about our performance products are based on results of independent tests conducted in accordance with industry guidelines provided by the API and ASTM, as applicable. The API and ASTM are independent industry certification organizations, each with their own complex standards for certifications that take into account numerous factors. (See pages 6-7 and 18-19.)

In addition, we revised the Appearance Products section in our Amendment No. 1 to Form 10 to clarify that our appearance products are designed to have certain attributes, rather than asserting these attributes as facts. (See page 7).

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

11.          Please disclose the percentage of your revenues generated by your performance products and your appearance products.

We included the following disclosure in the Products section of our Amendment No. 1 to Form 10 (see page 7):

For the fiscal year ended June 30, 2009, 67% of our revenues were generated by our performance products, while 33% of our revenues were generated by our appearance products.

12.          Please describe the nature of your intellectual property rights with respect to each product discussed in this section.

Under our agreement with each of BioTec Fuel and Chemical, LLC, the supplier of our performance products, and Inventek Collodial Cleaners, LLC, the supplier of our appearance products, and in consideration, in part, for a significant amount of shares of our common stock, we have been granted an exclusive, royalty-free, perpetual license to the intellectual property rights and know-how to convert animal fats and plant oils into our performance and appearance products.

With respect to Bio Tec, if Bio Tec fails to supply us with quantities of its products sufficient to meet our needs or the quality of its products fails to meet the standards to which we have agreed, we believe we have the right to use the licensed technology to produce our performance products ourselves or through other manufacturers.

With respect to Inventek, there are many other producers of plant based appearance products from which we can source our finished goods.

See the Suppliers section of our Amendment No. 1 to Form 10, pages 10-11, for more detailed descriptions of our agreements with respect to our performance and appearance products.

Performance Products, page 3

13.          Please explain the basis for the statement in the last sentence of the second paragraph that bio-based formulations “produced by other manufacturers are limited to an operating temperature of 40 degrees Fahrenheit.”

This statement was based on our research of independent test results for those products. Notwithstanding that, we decided to delete this statement from our Amendment No. 1 to Form 10.

Suppliers, page 7

14.          Please file the agreement with Bio Tec Fuel as an exhibit to the Form 10.

We filed our agreement with Bio Tec as Exhibit 10.10 to our Amendment No. 1 to Form 10.

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

15.          Please disclose the information required by Item 101(h)(4)(v) of Regulation S-K. For example, we note the disclosure under the risk factor subheading “There are a limited number of suppliers for certain of the raw materials…” on page 17.

We revised our disclosure in the Suppliers section of our Amendment No. 1 to Form 10 to incorporate the following information (see page 10):

Currently, we rely on two principal suppliers – Bio Tec Fuel and Chemical, LLC (“Bio Tec”) for our performance products and Inventek Collodial Cleaners, LLC (“Invetek”) for our appearance products. Bio Tec and Inventek obtain the raw materials they use to produce the bio-base for our performance and appearance products, respectively, from their own suppliers. We have no direct relationship with any of the suppliers for Bio Tec or Inventek. Other than animal fat bio-solvents, which come from a limited number of independent meat processing plants, the raw materials used by Bio Tec and Inventek are readily available. Notwithstanding the decreased number of suppliers of animal fat bio-solvents, Bio Tec and Inventek are able to obtain sufficient raw materials to fulfill our needs for the foreseeable future.

Performance Products, page 7

16.          Please describe in greater detail the material terms of the Bio Tec Fuel agreement and disclose whether you were in compliance with the purchase requirements as of the most recent practicable date.

We revised our disclosure in the Suppliers section of our Amendment No. 1 to Form 10 to include the following information (see pages 10-11):

The material terms of our agreement with Bio Tec are the following:

1.

Bio Tec, together with its principals, granted us the exclusive right and license of and to any and all intellectual property relating to certain designated products (essentially, bio-based motor oil), including the manufacture of those products as well as the exclusive right to sell, market and distribute those products.

2.

We are obligated to purchase our requirements of performance products provided that Bio Tec (i) can produce the quantity and type of products we require on a timely based from Bio Tec and (ii) the products satisfy our quality standards. If Bio Tec cannot satisfy these basic requirements, we are released from our obligations under the agreement.

3.

If we fail to purchase at least 70% of Bio Tec’s manufacturing capacity (assuming it can meet all of our requirements and quality standards), Bio Tec has the right to terminate our exclusive right to market, sell and distribute.

4.

Although not entirely free from doubt, we interpret the agreement to provide that if Bio Tec cannot satisfy our requirements, whether in terms of type, quantity or quality, we are entitled to purchase products from other sources or use its intellectual property to manufacture products ourselves or by third parties.

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

5.	Finally, if a customer returns any product supplied by Bio Tec because of quality issues, Bio Tec is obligated to give us a full credit for that product.

We believe we are in compliance with the terms of our agreement with Bio Tec as of November 20, 2009.

Appearance Products, page 8

17.          Please clarify whether you have entered into a definitive agreement with Inventek Collodial Cleaners. In this regard, we note the “Principals of Agreement” filed as exhibit 10.6 to the Form 10. If so, please file it as an exhibit to the Form 10. If not, please explain your rights with respect to your appearance products, as the “Principals of Agreement” is, in large part, non-binding.

We have not entered into a definitive agreement with Inventek. Our rights with respect to our appearance products are as stipulated in our Principals of Agreement with Inventek. Though the Principals of Agreement is, in large part, non-binding, we have a strong working relationship with Inventek and are confident that this relationship will continue in the foreseeable future.

18.          Please describe in greater detail the material terms of the agreement with Inventek Collodial Cleaners.

We revised our disclosure in the Suppliers section of our Amendment No. 1 to Form 10 to include the following information (see page 11):

Under our agreement with Inventek we have an exclusive right to market, sell and distribute globally the formulations produced by Inventek. There are no minimum purchase requirements under our agreement with Inventek. Our agreement also provides that we and Inventek will work together to establish testing procedures and reporting to ensure quality and consistency in our product batches. In exchange for our exclusive marketing, distribution and selling rights, Inventek received 5,000,000 shares of our common stock and a warrant to purchase an additional 5,000,000 shares of our common stock at $0.20 per share. The warrant was exercised in full in June 2008.

19.          Please file your agreement with KPP as an exhibit to the Form 10.

We filed our letter agreement with KPP as Exhibit 10.11 to our Amendment No. 1 to Form 10.

Distribution, page 8

20.          We note the agreement with TTI is listed as exhibit 10.7 to the Form 10, but that it has not yet been filed. Please ensure that this section describes in sufficient detail the material terms of this agreement. Further, please quantify the extent to which this agreement is material to your business.

We filed our distribution agreement with TTI as Exhibit 10.7 to our Amendment No. 1 to Form 10. Below are the material terms of the agreement, which we have included in the Distribution section of our Amendment No. 1 to Form 10. (See page 12.) Though this agreement was made in the ordinary course of our business, we deemed it material because TTI is our largest distributor and approximately 84% and

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

76% of our revenues for the fiscal year ended June 30, 2009 and for the three months ended September 30, 2009, respectively, were derived from TTI.

Under our agreement with TTI, TTI has the non-exclusive right to distribute all of our products, including all G-OIL® 4-Cycle, Bar & Chain oils and G-CLEAN™ biodegradable detergents, throughout its global distribution network. In addition, TTI has the exclusive right to distribute our non-automotive products through the following channels of distribution: (i) specific retail stores within the United States, Canada and Mexico, including all retailers with an average of at least 40,000 square feet per store, (ii) all marketing channels outside of the United States, Canada and Mexico, and (iii) all marketing channels with respect to any of our new products unless otherwise expressly agreed to in writing. TTI’s exclusive distribution rights are subject to TTI fulfilling a minimum purchase volume of $15,000,000 of our products during each calendar year following December 2010. Our agreement with TTI also provides that we will collaborate to devise mutually beneficial marketing strategies and campaigns. The term of our agreement with TTI will automatically renew for successive five year periods beginning on January 1, 2014, unless earlier terminated pursuant to the agreement or written notice of non-renewal is provided at least one year prior to the expiration of the then current term. For the fiscal year ended June 30, 2009 and three months ended September 30, 2009, approximately 84% and 76% of our revenues, respectively, were derived from TTI.

21.          We note the disclosure in the last paragraph that you have other distribution agreements. Please file these agreements as exhibit to the Form 10 or advise as to the basis for not doing so. Refer to Item 601(b)(10) of Regulation S-K.

Our agreements with distributors other than TTI were made in the ordinary course of our business and are deemed to be immaterial in amount or significance. Therefore, these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Strategic Relationships, page 11

22.          Please advise us as to whether your products are sold at Home Depot stores.

Our products are sold at The Home Depot stores through our distribution agreement with TTI.

Intangible Assets, page 11

23.          We note the disclosure elsewhere in the filing that you issued 12,000,000 shares of common stock to your former president and chief operating officer in exchange for various intangible assets. Please describe this transaction in this section and explain the “various intangible assets” that you received.

We included the following disclosure in the Patents section of our Amendment No. 1 to Form 10 (see page 16):

In July 2007, we acquired from Mathew Zuckerman, our former president and chief operating officer, eight patent applications in exchange for 12,000,000 shares of our common stock. We determined the number of shares based on the fair value of the stock on the date of issuance and our assigned value of $200,000

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

to the patents as intangible assets because of our anticipated use of them and the estimated cash flows that would be generated as a result.

Trademarks and Trade Names, page 12

24.          We note that each of the products listed under “Appearance Products” on page 4 indicates that it is trademarked. However, none of these trademarks are listed in this section. Please advise or revise accordingly. We also note the disclosure in the last sentence of this section.

We added the following disclosure to the Trademarks section of our Amendment No. 1 to Form 10 (see page 15):

We also currently use the following trademarks: G-WASH™, G-WHEEL™, G-TIRE™, G-GLASS™, G-SCENT™ and G-CLEAN™. We plan to file trademark and trade name applications with respect to these and additional G-branded products that we have developed or may develop in the future, including G-FUEL™ and G-MARINE™.

Patents, page 12

25.          Please identify the owner of the technology subject to the patent application and your rights with respect to this technology. Please also explain the nature of this technology and how it relates to your business.

We own the technology subject to the patent application. As noted above, we issued 12,000,000 shares of common stock to Mathew Zuckerman, our former president and chief operating officer, in exchange for his rights to eight patent applications. We are currently developing new products based on the claims included in one of the patent applications, “Synthesizing and Compounding Molecules from and with Plant Oils to Improve Low Temperature Behavior of Plant Oils as Fuels, Oils, and Lubricants,” which describes a methodology for blending and mixing the bio-base for some of the performance products we are developing. We plan to file additional patent applications for existing and new products.

We revised the Patents section of our Amendment No. 1 to Form 10 to incorporate the above disclosure. (See page 16.)

Competitive Landscape, page 12

26.          Please disclose the primary method(s) of competition, as well as your competitive position within the industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

We included the following disclosure in the Competitive Landscape section of our Amendment No. 1 to Form 10 (see page 17):

We are a small start-up company, and are therefore at a competitive disadvantage against the large and well-capitalized companies in the automotive aftermarket industry. In addition, our bio-based performance and appearance products are generally more expensive than traditional, non-biodegradable products. Therefore, our primary method of competition involves promoting the benefits of using our

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

products over those of our competitors, including the high quality and environmentally-friendly nature of our products based on independent tests.

Governmental and Environmental Regulations, page 13

27.          Please describe in greater detail the FTC Guides and the reasons why compliance costs are significant. Please also briefly describe the other government regulations applicable to your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

We included the following disclosure in the Governmental and Environmental Regulations section of our Amendment No. 1 to Form 10 (see pages 17-18):

Section 5 of the Federal Trade Commission Act (the “FTC Act”) makes unlawful deceptive acts and practices in or affecting commerce. The Federal Trade Commission’s Guides for the Use of Environmental Marketing Claims (the “FTC Guides”) specifically address the application of Section 5 of the FTC Act to environmental advertising and marketing practices, including labeling, advertising, promotional materials and all other forms of marketing. The FTC Guides apply to any claim about the environmental attributes of a product, package or service in connection with the sale, offering for sale, or marketing of such product, package or service. Because we advertise our products as biodegradable, we must comply with the FTC Guides by taking steps to qualify our products as biodegradable, including substantiating our claims with competent and reliable scientific evidence that our products will completely break down and return to nature. The cost of testing our products in order to procure this evidence is significant. Failure to comply with the FTC Guides may result in corrective action against us, which would damage our reputation and could result in substantial fines or revocation of our permits and authorities.

In addition, our two principal suppliers, Bio Tec and Inventek, must independently adhere to the rules and regulations of their respective state’s Department of Environmental Quality. The costs of compliance with any applicable environmental laws are borne by our suppliers.

There are no other governmental regulations applicable to our business other than the usual and customary business licenses, permits and regulations applicable to businesses in general.

28.          Please clarify whether there are any government approvals necessary for your products or the operation of your business. If government approval is necessary and you have not yet received that approval, please discuss the status of such approval. Refer to Item 101(h)(4)(viii) of Regulation S-K.

Government approvals are not necessary for our products or the operation of our business.

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

Industry Regulations, page 14

29.          Please explain the industry regulations applicable to your products, in particular the certifications of API and ASTM. Please also clarify whether these regulations are mandatory or elective. Please also explain how API and ASTM set their standards.

We incorporated the following information in the Industry Regulations section of our Amendment No. 1 to Form 10 (see pages 18-19):

We are not required to obtain ratings from any organizations. However, if we do not achieve or maintain these ratings, our products have no standing in the marketplace, as consumers rely on these ratings to help them identify quality engine oils.

API and ASTM issue certifications based on independent tests conducted in accordance with their respective guidelines. The API and ASTM are independent industry certification organizations, each with their own complex standards for certifications that take into account factors too numerous for us to describe with any sufficiency.

Item 1A. Risk Factors, page 15

30.          Please remove the third and fourth sentences of the introductory paragraph, as you are not permitted to mitigate your risk factor disclosure in this manner.

The third and fourth sentences of this paragraph were removed from our Amendment No. 1 to Form 10.

We rely on a network of strategic partners…, page 16

31.          Please remove the third and fourth sentences, as mitigating language is not appropriate in risk factor disclosure.

The third and fourth sentences of this risk factor were removed from our Amendment No. 1 to Form 10.

We and other company took corporate action…, page 22

32.          Please remove the first sentence of the second paragraph, as mitigating language is not appropriate in risk factor disclosure. Please also describe in greater detail the potential claims that these stockholders or others may have against your company.

The first sentence of this paragraph was removed from our Amendment No. 1 to Form 10. Further, we do not believe that the shareholders of the Nevada Corporation or others have any potential claims against us as a result of the null and voided merger. However, this does not eliminate the fact that we may be subject to general claims for reasons currently unknown to us.

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

We may have hidden liabilities…, page 22

33.          Please explain this risk discussed under this subheading in greater detail.

We incorporated the following information into the Risk Factors section of our Amendment No. 1 to Form 10 (see page 27):

If the purported merger is deemed valid notwithstanding the fact that we filed a Certificate of Correction rendering the merger null and void, we may have material liabilities that we might not have discovered, for which we would be liable. For example, we may be subject to shareholder actions claiming that the merger was not properly authorized. Such shareholders may seek to invalidate the merger and cancel the shares issued in the merger, which would force us to focus our resources on defending such actions. If such shareholder actions are successful, we would need to devote a significant amount of resources in cancelling the shares issued in the merger. Our reputation would also be negatively impacted.

There is a limited trading market for the sale of our securities, page 23

34.          In an appropriate section of the Form 10, please explain why you are registering your common stock under Section 12(g) of the Exchange Act if you do not intend to have your commons tock quoted or listed other than on the pink sheets.

We incorporated the following information in our Amendment No. 1 to Form 10 (see page 5):

We intend to become quoted on the OTC Bulletin Board simultaneously with or shortly after we become a reporting company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 25

35.          We note the statement in each of fifth and sixth bullet points that you are the only bio-based motor oil to receive the designation. Please advise us as to the basis for each statement.

We included the following disclosure in the fifth bullet point (see page 31):

We have been advised by API that we are the only bio-based motor oil to receive these designations.

Please see our response to Comment 36 regarding the sixth bullet point.

36.          We note the statement in the sixth bullet point. Please discuss these certifications under “Government and Environmental Regulations” on page 13 and “Industry Regulations” on page 14, to the extent applicable.

For 2-cycle oils, ratings can be received from the Japanese Automotive Standards Organization (JASO) and the International Organization for Standardization (ISO), independent organizations in Japan and Europe, respectively, based on independent tests. The tests include a detergency test, lubricity test, initial torque test, exhaust smoke test and exhaust blocking test. The detergency test evaluates the oil’s ability to

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

maintain the cleanliness of critical engine parts, including exhaust power valves. The lubricity test measures the engine’s ability to run when the cooling system is disconnected. The initial torque test measures an engine’s ability to start in a cold environment. The smoke test measures the density of exhaust smoke. The exhaust blocking test measures the ability of the oil to block carbon emissions. The highest Japanese rating is FD. Lower ratings are FC, FB and FA. Europe’s ISO global standards for two-cycle oils have three quality level categories: ISO-L-EGB, ISO-L-EGC and ISO-L-EGD. The ISO-L-EGB aligns closely with JASO “FB”, the ISO-L-EGC aligns closely with JASO “FC” and the ISO-L-EGD aligns closely with the JASO “FD” for minimum test standards. Achieving JASO FD/ISO-L-EGD certified ratings means that the oil meets the highest quality tests set by engine manufacturers in Japan and Europe.

Notwithstanding the above, we decided to delete the disclosure in the sixth bullet point because we were unable to obtain current test results for our applicable products.

37.          We note the disclosure in the eighth bullet point. Please file these agreements as exhibits to the Form 10 or advise as to the basis for not doing so. Refer to Item 601(b)(10) of Regulation S-K.

Please see our response to Comment 21.

Results of Operations, page 27

Year Ended June 30, 2009 and 2008, page 27

38.          Provide a more comprehensive analysis of the factors that impacted your results of operations ensuring that you address specific underlying causes for the change in individual line items. Please expand your discussion of selling, general and administrative expenses to provide more analysis regarding the reasons for fluctuations between periods. For example, you quantify the components of selling, general and administrative expenses for each period presented but provide minimal analysis of the reasons why the amount of each component fluctuated during the periods presented.

We included the following disclosure in the Results of Operations section of our Amendment No. 1 to Form 10 (see page 35):

          The increase in salaries is primarily due to increased headcount and the recognition of a full year’s salary. The decrease in stock compensation results from the significant number of restricted shares granted during the period ended June 30, 2008 for recruiting executive management offset by stock options granted to employees during fiscal year 2009. The increase in sales and marketing is primarily due to higher shipping costs, 2009 sales commissions, higher consulting and public relation fees and a USA Today advertising campaign. The increase in development, product release and testing is primarily due to the product liability charge relating to damages incurred in connection with defects in a shipment of engine oil. The increase in management and operating fees is primarily due to a full year of manufacturing in 2009 compared to one quarter in 2008. The increase in legal and professional fees is primarily due to the cost incurred with this registration statement. The increase in occupancy, communications and all other is primarily due to depreciation and amortization expense and impairment charge of $180,000 relating to the patents that were assigned to us by our former president and chief operating officer and rent expense.

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

Liquidity and Capital Resources, page 29

39.          On page 20, you indicate that there is substantial doubt about your ability to continue as a going concern. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty about an Entity’s Continued Existence. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained. Please provide additional detail including but not limited to the following:

•                    Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties.

•                    Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way.

•                    Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented.

•                    A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations.

•                    Management’s plans (including relevant prospective financial information).

We included the following disclosure in the Liquidity and Capital Resources section of our Amendment No. 1 to Form 10 (see pages 37-38):

We had a working capital deficiency of $2,351,000 at June 30, 2009 and $2,587,000 at September 30, 2009. However, included in accrued expenses at June 30, 2009 and September 30, 2009 is a $1,600,000 product liability settlement with TTI, our largest distributor. This matter was settled in October 2009 for 8,000,000 common shares of our common stock. Additionally, other transactions at June 30, 2009 and September 30, 2009 included deferred revenue for cash that has been collected in advance from TTI of $674,000 and $995,000, respectively, and notes payable to our chief executive officer and chief operating officer of $445,000 and $455,000, respectively. If needed, we are able to request that both TTI and our officers forego the short term nature of these amounts owed to them. This would provide us with an adjusted working capital of approximately $368,000 and $463,000 at June 30, 2009 and September 30, 2009, respectively.

In addition, we incurred net losses of $15,332,000 during the year ended June 30, 2009 and $2,710,000 for the three months ended September 30, 2009. We have analyzed our cash requirements for the next 12 months of operations and have determined that, included in these losses are the following non-cash items and non-recurring items that will not have an effect on our cash position for the fiscal year ending June 30, 2010:

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

	12 months ended June 30, 2009	Three months ended September 30, 2009

	($000’s)
Net loss	$(15,332)	$(2,710)
Add-backs:
Stock based compensation	5,849	911
Depreciation and amortization	532	135
Accrued Product liability	1,600	—	This amount was paid in shares during second quarter 2010.
Other non-cash items	793	61

Cash loss	$(6,558)	$(1,603)

Between our available cash balance at June 30, 2009 and September 30, 2009 of $697,000 and $551,000, respectively, and our adjusted working capital of $368,000 and $463,000, respectively, we have estimated that we would require approximately $5.5 – $6.5 million of additional cash for the fiscal year ending June 30, 2010.

In addition to the above $1,600,000 product liability settlement, in October 2009 TTI exercised an option to purchase 4,000,000 shares of common stock for $600,000 and has a second option to purchase an additional 4,000,000 shares of common stock for $600,000 by December 31, 2009.

Also since September 30, 2009 we have received $1,500,000 from accredited investors and continue to have discussions with existing and potential new investors regarding an investment in us. Although we do not have any firm commitments, we intend to continue these discussions. Additionally, we believe revenues will increase as consumers learn of and experience the efficacy of our products. Increased revenues will reduce, or eliminate, our operating losses and enable us to meet our financial obligations. However, there can be no assurances that we can attract new investment or increase revenues. Failure to obtain sufficient equity financing would have substantial negative ramifications to us.

40.          Please expand the disclosure in this section to discuss your capital requirements for the foreseeable future. In this regard, we note the disclosure under the risk factor subheading “If we do not raise additional capital…” on page 15.

We deleted the first sentence in the referenced risk factor in our Amendment No. 1 to Form 10. Our capital requirements are not significant as the majority of our performance and appearance products are outsourced to third party suppliers. In addition, we incorporated the following information in our Amendment No. 1 to Form 10 (see page 36):

During the fiscal years ended June 30, 2008 and 2009, our cash used for investing activities (capital requirements) was $87,000 and $322,000, respectively. During the three months ended September 30,

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

2009 our cash used for investing activities (capital requirements) was $4,000. In the foreseeable future, we will require capital for the growth of our business, including increases in personnel, sales and marketing, purchasing raw materials and packaging finished goods to fulfill orders.

Contractual Arrangements, page 30

41.          On page 7, you indicate that you rely on two principal suppliers and you have supply and requirements contracts with each of these suppliers. Please revise your contractual arrangements disclosure to discuss your purchase obligations, if applicable.

There are no minimum purchase requirements under our agreement with Inventek. Regarding our purchase obligations under our agreement with Bio Tec, we revised the Contractual Arrangements section in our Amendment No. 1 to Form 10 to include the information in our response to Comment 16. (See page 39.)

Critical Accounting Policies

Impairment of Long-Lived Assets, page 31

42.           As of June 30, 2009, you have a significant amount of long-lived assets, including intangible assets, and you have recognized your accounting for these assets as a critical accounting policy. In addition, you have recorded impairments of intangible assets in fiscal year 2009. In the interest of providing readers with a better insight into management’s judgments in accounting for these assets, please consider disclosing the following:

•                    How you determine when your long-lived assets should be tested for impairment and how frequently you evaluate for these types of events and circumstances;

•                    How you group long-lived assets for impairment and your basis for that determination;

•                    Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your asset groups;

•                    For any asset groups for which the estimated fair value does not substantially exceed the carrying value, please disclose the carrying value of the asset groups; and

•                    Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

We incorporated the following information in our Amendment No. 1 to Form 10 (see page 40):

We are a new company with new “green” products in the market. Sales of our appearance products commenced in March 2008 and our performance products (2-cycle, 4-cycle and bar and chain lubricants) in August 2008. In September 2009, sales of our motor oil commenced after we obtained the American Petroleum Institute certification and SM rating for our 5W-30 motor oil. Since our products are new to market, we do not have any assurance that we will be successful. However, our financial projections

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

indicate a return and recoverability, based on an estimate of undiscounted future cash flows resulting from the sale of our product lines, well in excess of the $3.3 million in carrying value of our intangible assets. As such, we determined that the estimated fair value exceeds the carrying value of our long-lived assets groups.

In addition, please see our response to Comment 43.

43.          To the extent that any of your asset groups have estimated fair values that are not substantially in excess of the carrying value, please provide the following disclosures for that asset group:

•                    The percentage by which fair value exceeds the carrying value;

•                    A description of the assumptions that drive the estimated fair value;

•                    A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•                    A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

We included the following information in our Amendment No. 1 to Form 10 (see page 40):

We have considered our long-lived assets as one asset group. In addition, we considered recent equity raises and our market capitalization. On October 27, 2009, we issued stock in a private placement at $0.277 per share or a total market capitalization in excess of $30 million (115 million shares x $0.277) and at November 20, 2009 our market capitalization is in excess of $70 million (115 million shares x $0.62), well in excess of the asset’s carrying value. As such, our asset groups have estimated fair values that are in excess of the carrying value.

44.          If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

We disclosed our determination that the estimated fair value exceeds the carrying value of our long-lived assets in our Amendment No. 1 to Form 10. (See page 40.) In addition, please see our responses to Comments 42 and 43.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 33

45.          We note the disclosure in footnote (3) to the table. Based on this disclosure, it appears that the disclosure under the column “Percent of Class” may not be correct, as the percentage ownership must include the securities referenced in footnote (2) to the table that are not outstanding but are issuable within 60 days. Please advise or revise accordingly.

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

We revised footnote (3) in our Amendment No. 1 to Form 10 as follows (see page 42):

All percentages are determined based on the number of all shares, including those underlying options, warrants and convertible securities exercisable or convertible within 60 days from November 20, 2009 beneficially owned by the named individual or the group, divided by 118,462,153 shares of common stock actually issued and outstanding on November 20, 2009 plus those shares underlying options, warrants and convertible securities exercisable or convertible within 60 days from November 20, 2009 beneficially owned by the named individual or the group, as applicable.

Employment Agreements with Named Executive Officers, page 37

46.          It appears that Messrs. Marshall’s and Adams’ employment agreements have been amended. Please file the amendments as exhibits to the Form 10.

The agreements that we filed as exhibits to our Form 10 are the amended employment agreements.

Item 7. Certain Relationships and Related Transactions and Director Independence

Transactions with Related Persons, page 38

47.          Please file each agreement discussed in this section as an exhibit to the Form 10.

We included our distribution agreement with TTI, our letter agreement with KPP and our agreement with Marketiquette, Inc. as Exhibits 10.7, 10.11 and 10.12, respectively, to our Amendment No. 1 to Form 10. We also included our outstanding promissory note for the benefit of Jeff Marshall and our investment agreement with TTI as Exhibits 10.9 and 10.13, respectively. Our agreement with Inventek and our outstanding promissory note for the benefit of Simon Higgs were previously filed as exhibits to our Form 10.

48.          We note the disclosure regarding the damages incurred by TTI and its affiliates in connection with a batch of engine oil that was defective. Please disclose in greater detail the nature of the damages and your obligations with respect to the damages. Please also describe the proposed settlement that would result in the issuance of additional shares to TTI.

We included the following disclosure in our Amendment No. 1 to Form 10 (see page 49):

TTI informed us that a shipment of engine oil it received from Bio Tec failed to meet the requisite quality standards. The damages incurred by TTI and its affiliates related to the costs of receiving a replacement batch, including repackaging the defective oil, labor, product returns, air freight and fines against TTI from its customers. Under our settlement agreement with TTI, we agreed to issue 8,000,000 shares of our common stock in satisfaction of our $1.6 million product liability. The share issuance is to satisfy all claims, except for product liability claims or any claims which cannot be released as a matter of law against us, relating to liabilities and/or damages incurred by TTI and its affiliates in connection with the shipment of defective engine oil.

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

Item 10. Recent Sales of Unregistered Securities, page 44

49.          The disclosure in this section does not account for the issuance of 8,769,584 shares of common stock. Please advise or revise accordingly. For example, were shares issued upon incorporation to a parent company and/or other founders?

A portion of the unaccounted for issuance may be due to a typo in our Form 10 indicating that 24,065,000 shares of our common stock were issued to our employees and consultants and to the principal of KPP. That number should be 29,065,000. Nonetheless, we revised our disclosure in this section of our Amendment No. 1 to Form 10 and we believe that all stock issuances have been accounted for. (See pages 53-55.)

50.          For each transaction discussed in this section, please briefly state the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

We included the facts relied upon to make the exemption from registration available for each of the transactions in this section in our Amendment No. 1 to Form 10. (See pages 53-55.)

51.          Please disclose whether you filed a Form D with respect to any of the transactions described in this section. Please provide to us a copy of each such Form D.

We filed a Form D with the SEC on April 28, 2008, SEC Accession No. 9999999997-08-022103, in connection with a $250,000 investment made by a private investor in February 2008. We have not filed a Form D with respect to any other transactions described in this section.

52.          Please disclose in more detail the services rendered or to be rendered with regard to the issuance of 24,065,000 shares of the company’s common stock to 11 employees and consultants and to the principal of KPP.

As discussed, the 24,065,000 number should be 29,065,000. Also, we revised the disclosure in our Amendment No. 1 to Form 10 to include the following information detailing the persons to whom shares were issued (see pages 53-54):

In August 2007, we issued 1,200,000 shares of common stock to Lou Petrucci for his services as our former chief operating officer and 2,600,000 shares Gordon Donovan for his services as our former chief financial officer. In March 2008 and January 2009 we issued an aggregate of 4,200,000 shares of common stock to Mathew Zuckerman for his services as our former president and chief operating officer. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

In December 2007, we issued a total of 65,000 shares of common stock to two consultants for their consulting services. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

In January 2008, we issued 4,000,000 shares of common stock to KPP, pursuant to an agreement whereby KPP provides resources to handle administrative services, packaging and distribution of our products. Additionally in May 2008 we issued an additional 1,000,000 shares that vested in January 2009. These

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

In February 2008 and January 2009, we issued 4,000,000 and 2,000,000 shares of common stock, respectively, to William J. Marshall, our chairman and chief executive officer, pursuant to his employment agreement. As such, these shares are exempt from registration under Rule 701 promulgated by the Securities Act. In addition, these shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

In March 2008, we issued 1,000,000 shares of common stock to Greg Adams, our chief financial officer, pursuant to his employment agreement. In August and November 2008, we also granted to Mr. Adams options covering 3,500,000 shares of our common stock, vesting ratably over a three-year period, at a price per share equal to the then market price of a share of our stock. In April 2009, those options were cancelled, and we granted Mr. Adams options covering 2,975,000 shares of our common stock with an exercise price of $0.49 per share. The new stock options vest ratably over a three-year period from the date of grant. These options were also granted pursuant to Mr. Adams’ employment agreement. As such, the shares and options are exempt from registration under Rule 701 promulgated by the Securities Act. In addition, these shares were issued and these options were granted pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

In May 2008, we issued 500,000 shares to Bio Tec, the principal supplier of our performance products. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

Between June 2007 and June 2009, we issued an aggregate of 8,000,000 shares of our common stock to KeysKwest, LLC, the designated assignee of Marketiquette. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

In April 2009, we issued 30,000 shares to a supplier for the forgiveness of debt. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

53.          We note the disclosure in the third paragraph on page 44. Please disclose the consideration received for these shares.

We revised the disclosure in our Amendment No. 1 to Form 10 as follows (see pages 53-54):

In February 2008, we issued an aggregate of 7,500,000 shares to three individuals, of which 2,500,000 were issued to two principals of Bio Tec and 5,000,000 were issued to the principal of Inventek. The shares issued to two principals of Bio Tec were issued pursuant to an agreement whereby we were granted an exclusive right to the technology and know-how to convert beef tallow and other animal fats into the bio-base oil that is the core ingredient of our performance products as well as the proper specifications for blending that oil with other ingredients to produce these performance products. In addition, Bio Tec granted us an exclusive right to market, sell and distribute our performance products. The shares issued to the principal of Inventek were issued pursuant to an agreement whereby we were

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

granted an exclusive right to market, sell and distribute globally the formulations of our appearance products produced by Inventek. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

54.          We note the disclosure in note 9 to the financial statements beginning on page F-14. It does not appear that you have disclosed the information required by Item 701 of Regulation S-K with respect to the common stock issued as part of the merger with the MiNetworks Group or the cancellation of the debt acquired in the MiNetworks Group merger. It also does not appear that you have disclosed the information required by Item 701 of Regulation S-K with respect to the shares issued to your president and chief operating officer to convert a note.

We revised our disclosure in the first paragraph of Item 10 to include information regarding the common stock issued as part of the merger with MiNetwork. (See pages 52-53.)

Also, we included the following disclosure in our Amendment No. 1 to Form 10 (see page 54):

In July 2008, the principal portion of a $250,000 note and accrued interest was converted to 639,584 shares of common stock pursuant to the terms of a note agreement with our president and chief operating officer. These shares were issued pursuant to a transaction by us not involving a public offering, and are therefore exempt from registration under Section 4(2) of the Securities Act.

55.          It appears that you affected a common stock option exchange offer in April 2009. Please disclose the information required by Item 701 of Regulation S-K with respect to this exchange offer.

We included the following disclosure in our Amendment No. 1 to Form 10 (see page 55):

On April 14, 2009, our board of directors approved a plan to exchange all individual holders of qualified and non-qualified stock options having an exercise price greater than $1.25 per share for new options if they agreed to a cancellation of their existing options. The new options would have different terms than the existing options including a lower exercise price, new vesting schedule and number of shares covered. All eligible employees participated in the program and 6,975,000 options that were previously granted were cancelled and new options covering 5,928,750 shares of our common stock were granted, a reduction of 1,046,250 outstanding options. The new stock options have an exercise price of $0.49 equal to the closing price per share of our common stock on April 29, 2009, the new stock option grant date, and vest ratably on each of the first, second and third anniversaries of the date of grant. The cancellation of the old options and the granting of the new options was a transaction by us with our eligible employees and did not involve a public offering. It is therefore exempt from registration under Section 4(2) of the Securities Act.

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

56.          We note that you have issued unregistered securities as compensation. In this regard, we note the 4,200,000 shares issued to Mr. Zuckerman in exchange for services and the shares issued under your employment agreements with Messrs. Marshall and Adams. We also note that you have issued options to employees. Please revise to disclose the information required by Item 701 of Regulation S-K with respect to all of these transactions.

Please see our response to Comment 52 regarding disclosure about share issuances to Messrs. Zuckerman, Marshall and Adams. In addition, we included the following disclosure in our Amendment No. 1 to Form 10 (see page 55):

From August 2007 to August 2009, we granted three-year options to our employees covering 13,978,750 shares of our common stock. Options covering 7,225,000 shares of common stock were subsequently forfeited or cancelled after issuance. As of September 30, 2009, options to purchase 6,753,000 shares of our common stock are outstanding. The options have exercise prices between $0.21 and $0.49, and vest ratably over a three-year period from the respective dates of grant. These options were granted pursuant to our 2008 Stock Award and Incentive Plan, as amended, and are exempt from registration under Rule 701 promulgated by the Securities Act.

(b) Exhibits, page 48

57.          We note that you have filed your certificate of incorporation and all amendments as a single document under exhibit 3.1. Please revise to separately file each as an exhibit.

We filed our certificate of incorporation and all amendments as separate exhibits in our Amendment No. 1 to Form 10.

Financial Statements

General

58.          Please consider the updating requirements of Rule 8-08 of Regulation S-X. Prior to your Form 10 going automatically effective 60 days after its initial filing, this should be accomplished by updating your Form 10. If you do not withdraw your Form 10 prior to it going automatically effective, you will be subject to the reporting requirements of the 1934 Act. The 1934 Act requires, among other things, your filing of Form 10-K and 10-Q, even if we still have open comments on your Form 10.

We updated our financial statements in our Amendment No. 1 to Form 10 in accordance with Rule 8-08 of Regulation S-X.

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

59.          Please disclose your segment information, including but not limited to your reportable segments, as required by SFAS 131. It appears that performance products and appearance products may be separate segments. If they are not, please supplementally tell us why they do not meet the criteria in SFAS 131 to be treated as such. Please also note that certain disclosures are required by SFAS 131 even if you conclude you have only one reportable segment.

We considered our reportable segments, as required by SFAS 131, and deemed it not appropriate to break out our product lines as segments. We do not have a significant amount of sales to date and one customer, TTI, accounted for 84% of our revenues for the year ended June 30, 2009. Further, we do not presently manage our business on a segment basis. We do monitor sales and gross profit of our product lines, but our small sales volume does not support a full evaluation of segments at this time and we do not deem it significant to our investors.

Statement of Stockholders’ Equity, page F-6

60.          On your statement of stockholders’ equity, you indicate that you issued 5.8 million shares of common stock for an aggregate price of $3.3 million. On page F-14, you disclose that in addition to the private placement, 600,000 warrants were granted to an investor at an exercise price of $0.04 per share. Please revise your statement of stockholders’ equity to reflect that your private placement contained both common stock and warrants. Please separately present common stock and warrants issued in your private placement in your statement of stockholders’ equity.

We revised our statement of stockholders’ equity to reflect the issuance of warrants in connection with the private placement with disclosure indicating the number of warrants issued. (See pages F-7-F-8.)

3. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

61.          Please revise your accounting policy to disclose when risk of loss transfers to the customer.

We included the following disclosure in Note 3 (see page F-11):

The risk of loss transfers to the customer on the date the product is shipped.

Property and Equipment, page F-8
Intangible Assets, page F-8

62.          Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate depreciation and amortization to costs of sales, please revise your presentation on the face of your statements of operations and throughout the filing to comply with SAB Topic 11:B.

We incorporated the following information in Note 5 (see page F-14):

Depreciation and amortization is included in selling, general and administrative expenses.

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

Please note that depreciation expense totaled $4,000 and $53,000 during the years ended June 30, 2008 and 2009, respectively (see Note 5). In addition, a portion of the expense relates to furniture, fixtures and office equipment.

8. Note Payable, page F-13

63.          On page 39, you indicated that in January 2009, your note was amended to provide that interest will accrue at the rate of 12% per annum and a new maturity date of June 30, 2009. On page F-20, you disclosed that the note was further amended to provide that interest will accrue at the rate of 6% per annum and a new maturity date of January 4, 2010. Please tell us what consideration you gave to EITF 96-19 in accounting for the modifications to your note payable with your President and Chief Operating Officer.

We considered the requirements under EITF 96-19. There were no deferred financing costs in connection with the terms of EITF 96-19. We therefore concluded that the adjustment under EITF 96-19 was not required.

13. Related Party Transactions, page F-18

64.          In January 2008, you entered into an agreement with Kwik Paint Products, whereby Kwik Paint Products provides resources to handle administrative services, packaging and distribution of their products. The agreement stipulates that you will grant Kwik Paint Products 3 million shares of common stock vesting over a ten-month period. In may 2008, you accelerated the vesting on these awards and issued an additional 1 million shares of common stock, which vested on January 31, 2009. Please disclose the fair value of these awards and the impact on the statements of operations for each period presented.

We incorporated the following information in our Amendment No. 1 to Form 10 (see page F-23):

The fair value of the shares granted totaled $640,000 at the time of issuance. For the fiscal year ended June 30, 2008, $673,000 was expensed and for the fiscal year ended June 30, 2009, $33,000 was credited on our statements of operations.

14. Concentration of Risk, page F-20

65.          You indicate that you had sales to two major customers, which represented 96% of your total sales for the fiscal year ended June 30, 2009. You also had one customer, which represented 62% of total sales for the year ended June 30, 2008. Please disclose the name of each customer that constituted 10% or more of your sales in any period presented, since it appears that the loss of these customers would have a material adverse effect on your business as a whole. If any of your significant customers is in financial difficulty, please also ensure that you disclose this as well.

We incorporated the following information in our Amendment No. 1 to Form 10 (see page F-25):

For the fiscal year ended June 30, 2008, one customer, Target Corporation, accounted for approximately 62% of our sales and 66% of our trade receivables. For the fiscal year ended June 30, 2009, two

Pamela A. Long
Assistant Director
Division of Corporation Finance
November 25, 2009

customers, TTI and Ace Hardware Corp., accounted for approximately 84% and 12%, respectively, of our sales, and 19% and 57%, respectively, of our trade receivables.

66.          Since it appears that Inventek is a related party, please disclose the amount of inventory on hand at June 30, 2008 and 2009 that was purchased from Inventek, as well as total inventory purchased during each of the two years ended June 30, 2009. Please also separately disclose the percentage of your accounts payable related to Inventek as of June 30, 2009 and 2008.

We incorporated the following information in our Amendment No. 1 to Form 10 (see pages F-23-F-25):

	2008	2009

Inventory on hand	$795,000	$1,009,000
Inventory purchased	$1,006,000	$704,000
Accounts Payable%	14%	14%

*           *           *           *

In addition, this will acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREEN EARTH TECHNOLOGIES, INC.

By:	/s/ Greg Adams

Greg Adams, Chief Financial Officer